# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solventum Corporation, CIK 0001964738
CUSIP: 83444M101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3M Center, Building 275-6W, 2510 Conway Avenue East, Maplewood, Minnesota (MN), 55114
Date of event which requires filing of this statement: 08/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000066740

## Reporting persons
- 3M Company: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 25,569,190; shared voting power 0; sole dispositive power 25,569,190; shared dispositive power 0; aggregate amount beneficially owned 25,569,190 (14.8% of the class)

## Item 1. Issuer
Name of issuer: Solventum Corporation
Address of issuer's principal executive offices: 3M Center, Building 275-6W, 2510 Conway Avenue East, Maplewood, MN, 55114

## Item 2. Person Filing
Name of person filing: 3M Company
Address of principal business office or, if none, residence: 3M Center, St. Paul, MN 55144-1000
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
25,569,190 shares of common stock.

As of August 15, 2025, 3M Company beneficially owned 25,569,190 shares, or approximately 14.75%, of the outstanding shares of Solventum Corporation common stock.
Percent of class:
The percent of class is based on 173,387,798 shares of common stock outstanding as July 31, 2025, as reported in Solventum Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 8, 2025.

14.75%
Sole power to vote or to direct the vote: 0. In connection with the separation of Solventum Corporation from 3M Company, 3M Company and Solventum Corporation entered into a Stockholder and Registration Rights Agreement, dated as of March 31, 2024, pursuant to which 3M Company granted to Solventum Corporation a proxy to vote the shares of Solventum Corporation common stock owned by 3M Company in proportion to the votes cast by Solventum Corporation's other stockholders. As a result, 3M Company does not exercise voting power over any of the shares of Solventum Corporation common stock that it beneficially owns.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 25,569,190
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- 3M Company: 3M Company, Kevin H. Rhodes, Executive Vice President, Chief Legal Affairs Officer & Secretary (08/18/2025)